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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                                 Commission File Number 0-27160

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[ ] FORM 10-K  [ ] FORM 11-K   [ ] FORM 20-F   [X] FORM 10-Q

For Period Ended:  March 31, 1997


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:       Call Now, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office
    (Street and Number):    PO Box 531399
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City, State and Zip Code:   Miami Shores, FL 33153
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Part II - RULES 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company's quarterly report on Form 10-Q for the period ended March 31, 1997 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and the compilation of certain financial information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.


Part IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


            Jim Grainger                305               751-5115
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               (Name)                (Area Code)       (Telephone Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). [X] Yes [ ] No









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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Call Now, Inc.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 1997                          By: William M. Allen
                                                   ---------------------------
                                                   Chairman